UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-T/A

Tender Offer Statement in Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 8)

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Name of Subject Company (issuer))

QUILMES INDUSTRIAL S.A.
(Translation of Issuer’s Name into English)

COMPANHIA DE BEBIDAS DAS AMÉRICAS — AMBEV
as Offeror
(Name of Filings Persons (identifying status as offeror, issuer or other person))

Class B Common Shares, without par value

American Depositary Shares, each of which represents two (2) Class B Shares, without par value, evidenced by American Depositary Receipts
(Title of Class of Securities)

74838Y20
(CUSIP Number)

Graham D. Staley
Companhia de Bebidas das Américas — AmBev
Rua Dr. Renato Paes de Barros, n° 1017, 4° andar
04530-001 São Paulo, SP
Brazil
(55-11) 2122-1428
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Kevin Kelley
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

Calculation of Filing Fee

Transaction Valuation*(1)	Amount of Filing Fee(2)
$385,596,349.00	$11,837.81

*	Set forth the amount on which the filing fee is calculated and state how it was determined

(1)	The transaction valuation is calculated by assuming the purchase of 5,483,950 Class A Shares and 8,800,060 Class B Shares, which is the maximum number of shares of Quilmes Industrial (Quinsa), Société Anonyme, subject to the Offer, multiplied by the purchase price of $4.125 per Class A Share and $41.25 per Class B Share in the event at least 5,968,722 Class B Shares (including Class B Shares held as ADSs) are tendered (and not validly withdrawn).

(2)	The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 4 for fiscal year 2008, equals $30.70 per $1,000,000 of the transaction value, or U.S. $11,837.81.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2. Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 8 to the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO-T/A”) amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO filed by Companhia de Bebidas das Américas — AmBev, a Brazilian corporation (“AmBev” or the “Offeror”) on February 22, 2008 (the “Schedule TO”). This Schedule TO-T/A relates to the offer by Offeror to purchase any and all outstanding Class A Shares and Class B Shares (including Class B Shares held as American Depositary Shares (“ADSs”)) of Quilmes Industrial (Quinsa), Société Anonyme, a Luxembourg company (“Quinsa” or the “Company”) upon the terms and subject to the conditions set forth in the Offer Document and in the related Letters of Transmittal attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) (which, as amended or supplemented from time to time, together constitute the “Offer”). The information set forth in the Offer Document, including all schedules thereto, and in Schedule TO-C filed with the Commission on December 26, 2007 by the Offeror, is hereby expressly incorporated by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein.

This combined Schedule TO also constitutes a Schedule 13E-3 in accordance with Instruction I to Schedule 13E-3 and Instruction J to Schedule TO.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

  Item 8.  Fairness of the Transaction.

Item 8 of this Rule 13E-3 Transaction Statement filed under cover of Schedule TO is hereby amended and supplemented by adding the following disclosure:

On February 13, 2008, the NYSE notified Quinsa that it had suspended the trading of Quinsa ADSs and that it would apply to the SEC to delist the ADSs. The NYSE indicated that it was taking these actions because, as a result of the completion of the Offer, the number of outstanding ADSs representing Class B shares was less than the 600,000 minimum required for continued NYSE listing. Quinsa announced on February 21, 2008 that it did not intend to contest the decision of the NYSE to delist the ADSs. Quinsa has informed AmBev that it estimates that, upon completion of the Offer, the number of outstanding ADSs was 114,311.

Quinsa has additionally informed AmBev that the Quinsa Board met on March 6, 2008 to discuss the results of the Offer and to consider, among other matters, a termination of Quinsa’s ADS facility. Quinsa estimates that, as of March 6, 2008, there were outstanding approximately 557,745 Class B shares (including the Class B shares represented by ADSs), that approximately 225,844 of these Class B shares were held in the form of ADSs and that the Class B shares (including those represented by ADSs) were held of record by a combination of persons resident in the United States and persons who are not United States residents. Quinsa estimated the number of U.S. residents to be approximately 396.

Quinsa has additionally informed AmBev that the Quinsa Board reviewed and discussed the possibility of terminating the ADSs facility and seeking to terminate the registration of Quinsa’s stock under the Exchange Act. The Quinsa Board also discussed the fact that, since the expiration of the Offer, certain holders of ADSs had approached AmBev asking that AmBev purchase their shares and explaining how they had failed to be able to participate in the Offer and now found themselves in a position where there is no buyer for their shares. The Quinsa Board concluded that termination of the ADS facility and termination of the registration of Quinsa’s shares under the Exchange Act would be in the best interests of Quinsa. The Quinsa Board further concluded that it would be in the best interests of Quinsa’s remaining minority shareholders who desire to sell their shares to find a buyer for their shares and that, in view of the absence of any active trading market for the shares, AmBev and/or Quinsa might be the only viable purchasers. Accordingly, the Quinsa Board authorized and instructed management to negotiate an amendment to the Deposit Agreement between Quinsa and The Bank of New York, as depositary (the “Depositary”) relating to the ADSs (the “Deposit Agreement”) that would permit a prompt termination of the ADS facility and an opportunity for those ADS holders who wish to sell their securities to do so by causing Quinsa to be a standby purchaser for these shares.

Quinsa has additionally informed AmBev that it intends to amend the Deposit Agreement to reduce the time period that the Depositary is required to wait after termination by Quinsa of the ADS facility before selling any Class B shares not claimed by ADS holders and then held under the Deposit Agreement, from one year to thirty days. Immediately after such amendment, Quinsa intends to terminate the ADS facility by providing notice to the Depositary who will mail a notice of such termination to all ADS holders. Holders will be notified that they have a right to surrender their ADSs and receive in exchange the Class B shares represented by their ADSs. Holders also will be informed that if they do not exercise this right, the Depositary will have the right to sell their shares and that they will be entitled only to receive the proceeds thereof. Termination of the ADS facility will become effective on the sixtieth day after such notice is mailed, and thirty days thereafter, The Bank of New York shall use reasonable efforts to sell the remaining Class B shares held under the Deposit Agreement and distribute the net proceeds to the holders of such shares. If you are a Quinsa ADS holder and you wish to remain an investor in Quinsa after termination of the Quinsa ADS facility, you must exchange your Quinsa ADSs for Quinsa Class B shares in accordance with the instructions that you will receive from the Depositary.

Quinsa has additionally informed AmBev that the Depositary may decide to whom it wishes to sell the remaining Class B shares held under the Deposit Agreement; however, in view of the limited market liquidity for the Quinsa shares, AmBev has agreed to serve as a standby purchaser of Quinsa Class B shares. Assuming that it reaches an agreement with the Depositary on the amendment to the Deposit Agreement, Quinsa expects that, while there is no deadline by which the Depositary must sell the remaining Class B shares, the Depositary will use reasonable efforts to complete the sale of such shares as promptly as practicable after June 17, 2008. If, after giving effect to the termination of the ADS facility and the sale by the Depositary of these remaining Class B shares and any intervening sales by U.S. residents of ADSs and/or Class B shares, the number of holders of record of the ADSs and Class B shares who are resident in the United States is reduced to less than 300, Quinsa intends to take the steps necessary to terminate promptly the registration of its shares under the 1934 Act. For a description of the Quinsa Board’s considerations with respect to deregistration in making its determination and recommendation, see “Item 8 — Fairness of the Offer — Determination of Fairness by the Board — Substantive Fairness” of Quinsa’s Schedule 13E-3 filing originally dated January 14, 2008, as amended.

Signature

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2008

COMPANHIA DE BEBIDAS DAS
AMÉRICAS — AMBEV,

by

/s/  Pedro de Abreu Mariani
Name:     Pedro de Abreu Mariani

Title:	Officer

by

/s/  Graham David Staley
Name:     Graham David Staley

Title:	Officer